

Mail Stop 4628

November 16, 2017

James T. Hackett
Chief Executive Officer
Silver Run Acquisition Corporation II
1000 Louisiana Street, Suite 1450
Houston, TX 77002

> **Re: Silver Run Acquisition Corporation II**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 31, 2017**
> **File No. 001-38040**
>
> **Form 8-K**
> **Soliciting materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed August 17, 2017**
> **File No. 1-38040**
>
> **Form 8-K**
> **Soliciting materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed September 14, 2017**
> **File No. 1-38040**
>
> **Form 8-K**
> **Soliciting materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed October 3, 2017**
> **File No. 1-38040**

Dear Mr. Hackett:

   We have reviewed your October 31, 2017 response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2017 letter.

Background of the Business Combination, page 162

1.   In response to prior comment 16 you disclose that the initial offers for Alta Mesa and
        Kingfisher communicated on May 6, 2017 represented Silver Run's initial view of the
        enterprise value of Alta Mesa and Kingfisher on a debt-free and cash-free basis. In this
        regard, please also revise to disclose the valuation approaches or bases used to determine
        the enterprise value of each of Alta Mesa and Kingfisher as made in your initial offer.

Unaudited Financial Projections of Alta Mesa and Kingfisher, page 174

2.   In response to prior comment 22, we note your disclosure of certain projections provided
        by the management of Alta Mesa and Kingfisher to assist Silver Run's board of directors.
        However, we note a slide 29 of your investor presentation filed as exhibit 99.1 to your
        Form 8-K filed on October 3, 2017, in which it appears "free cash flow" projections of
        Alta Mesa and Kingfisher were also provided to Silver Run's board of directors. Please
        provide corresponding disclosure or explain why you have omitted this information from
        the proxy statement.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Silver Run
Acquisition Corporation II, page 99

Note 1. Basis of Presentation, page 108

Overview, page 108

3.   We have considered your response to prior comment 10 wherein you assert that, once the
        proposed transaction is complete, Alta Mesa would be a variable interest entity pursuant
        to FASB ASC 810-10-15-14(b)(1)(ii). As Alta Mesa will continue to function as a
        limited partnership under the proposed transaction, tell us why you believe this guidance
        is applicable given that it does not apply to entities in industries in which it is appropriate
        for a general partner to use the pro rata method of consolidation for its investment in a
        limited partnership.

Business of Alta Mesa, page 258

Overview, page 258

4.   We note your response to prior comments 25 and 26.   However, the charts you present
        on pages 259 and 260 only reflect the NYMEX case.   If you chose to retain those charts,
        provide comparable charts reflecting SEC prices and reserves.

James T. Hackett
Silver Run Acquisition Corporation II
November 16, 2017
Page 3

<u>Preliminary Proxy Card</u>

5.   You disclose in the proxy statement that the Charter Proposals and the LTIP Proposal are conditioned on the approval of the Business Combination Proposal and NASDAQ proposal. However, the conditional nature of these proposals is not clear in the proxy card as filed. Accordingly, please revise the proxy card to clarify whether the approval of certain proposals are conditioned upon the approval of other proposals.

        You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director
                                                Office of Natural Resources

cc: Debbie P. Yee Esq.
        Lathan & Watkins LLP